

Patrick Whitfield · 3rd

Co-founder, Chief Financial Officer at WedFun

Laguna Beach, California, United States · Contact info

500+ connections

WedFun

New York University - Leonard N. Stern School of Business

Experience

Co-founder, Chief Financial Officer
WedFun
May 2019 – Present · 2 yrs 6 mos
Manhattan Beach, California, United States

• WedFun is the best-in-class wedding services company focused on providing easy to use solutions and inspiration to the engaged couple.
• WedFun is reinventing the wedding planning experience on a worldwide technology platform.
• WedFun's objective is to make wedding planning fun and easy, not sell the couple a toaster or steak knives.
• All on the phone for the 'On-The-Go' future bride.
• Designed by the team that gave you MTV and Wedding TV.

EVP | CCO | Process Development | Underwriting | Asset Management
Cherrywood Commercial Lending, LLC
Jan 2013 – Dec 2015 · 3 yrs
Diamond Bar, CA

Cherrywood Commercial Lending, LLC (Cherrywood) is a small-balance ($200,000 to $5 million) commercial real estate lender, specializing in commercial loans that do not necessarily fit the "bank qualifying" guidelines. Cherrywood's Management Team has worked together in the past and has consistently demonstrated their skills, accomplishmer ...see more

EVP - Capital Markets | Securitization | Loan Sales | Asset Management | Credit Analysis
CBA Commercial, LLC
2004 – 2007 · 3 yrs

Portfolio Manager - Distressed Asset Trader | Credit Analysis | Asset Management | Loan Sales
Long Beach Mortgage - Washington Mutual
1999 – 2004 · 5 yrs

VP | Business Development | Capital Markets | Credit Analysis | Due Diligence
Greenwich Capital Markets
1991 – 1996 · 5 yrs

Show 2 more experiences

Education

New York University - Leonard N. Stern School of Business
Master of Business Administration (M.B.A.), Finance, Entrepreneurship
1984 – 1986

State University of New York College at Geneseo
Bachelor's Degree, Quantitative business, computer science
1979 – 1982
Activities and Societies: Ice hockey, Delta Kappa Tau

3 year program

Kenmore East
High School
1979
Activities and Societies: Ice hockey, soccer, band